FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 24, 2019

1.         DATE, TIME AND PLACE: on June 24, 2019, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase; and (ii) Analysis and resolution of the declaration of distribution and payment of interest on shareholders' equity, pursuant to article 36, fourth paragraph, of the Company's Bylaws.

5.         RESOLUTIONS: Following the opening of the meeting, the members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservations:

5.1  Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series C2, C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 11,352,245.77 (eleven million, three hundred and fifty-two thousand, two hundred and forty-five reais and seventy-seven centavos), by issuance of 222,781 (two hundred and twenty-two thousand, seven hundred and eighty-one) preferred shares, whereas:

(i)   40,980 (forty thousand, nine hundred and eighty) preferred shares, at the issuance rate of R$ 77.27 (seventy seven reais and twenty-seven centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 3,166,524.60 (three million, one hundred and sixty-six thousand, five hundred and twenty-four reais and sixty centavos), due to the exercise of options from Series C2;

(ii)  109,195 (one hundred and nine thousand, one hundred and ninety-five) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 4,063,145.95 (four million, sixty-three thousand, one hundred and forty-five reais e ninety-five centavos), due to the exercise of options from Series C3; and

(iii) 72,606 (seventy-two thousand, six hundred and six) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 4,122,575.22 (four million, one hundred and twenty-two thousand, five hundred and seventy-five reais and twenty-two centavos), due to the exercise of options from Series C4.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,824,827,533.95 (six billion, eight hundred and twenty-four million, eight hundred and twenty-seven thousand, five hundred and thirty-three reais and ninety-five centavos) to R$ 6,836,179,779.72 (six billion, eight hundred and thirty-six million, one hundred and seventy-nine thousand, seven hundred and seventy-nine reais and seventy-two centavos), fully subscribed and paid for, divided into 267,079,062 (two hundred and sixty-seven million, seventy-nine thousand and sixty-two) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 167,399,211 (one hundred and sixty-seven million, three hundred and ninety-nine thousand, two hundred and eleven) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda.; and

5.2  Analysis and resolution of the declaration of distribution and payment of interest on shareholders' equity, pursuant to article 36, fourth paragraph, of the Company's Bylaws: in accordance with article 36, paragraph fourth, of the Company´s By-Laws, Messrs. members of the Board of Directors resolved to approve, ad referendum of the Company’s Annual and General Shareholders’ Meeting destined to appreciate the financial statements referred to the fiscal year ending on December 31st, 2019, the payment of interest on equity referred to the period between January 1st, 2019 and March 31th, 2019, in the gross amount of R$ 36,737,525.34 (thirty-six million, seven hundred and thirty-seven thousand, five hundred and twenty-five reais and thirty-four centavos), corresponding to R$ 0.129556774 per common share and R$ 0.142512451 per preferred share (“JCP”), from which will be deducted the amount corresponding to Withholding Income Tax (IRRF), in accordance to the Law, with the exception of the shareholders who are immune and/or exempt. The members of the Board of Directors resolved also to approve that the payment of JCP over the shares issued by the Company traded on B3 S.A - Brasil, Bolsa, Balcão, as well as over the other shares registered with Itaú Corretora de Valores S.A. (“Brazilian Shares”) shall be done on August 16th, 2019, based on the shareholders´ position of June 27th, 2019. JPMorgan Chase Bank, as custodian of the American Depositary Receipts representing preferred shares issued by the Company ("ADR"), will be responsible for indicating the dates and operational procedures for payment of the JCP to the holders of ADR. JCP will be charged to the amount of the minimum mandatory dividend related to the fiscal year ended on December 31, 2019.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 24, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 24, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.